Exhibit 99.1
 Company Presentation  Eyal Ronen, CEO  September 2023

 Forward Looking Statement  This presentation contains "forward-looking statements" relating to future events, and Casterra AG Ltd. (the “Company”) and its parent, Evogene Ltd. (“Evogene”), may from time to time make other statements, regarding our outlook or expectations for future financial or operating results and/or other matters regarding or affecting us that are considered “forward-looking statements” as defined in the U.S. Private Securities Litigation Reform Act of 1995 (the “PSLRA”) and other securities laws. Such forward-looking statements may be identified by the use of such words as “believe”, “expect”, “anticipate”, “should”, “planned”, “estimated”, “intend” and “potential” or words of similar meaning. We are using forward-looking statements in this presentation when we discuss our value drivers, commercialization efforts and timing, product development and launches, estimated market sizes and milestones, the degree of the Company’s ability to fill orders for its castor seeds, as well as the capabilities of Evogene’s and our technology.   Such statements are based on current expectations, estimates, projections and assumptions, describe opinions about future events, involve certain risks and uncertainties which are difficult to predict and are not guarantees of future performance. Therefore, actual future results, performance or achievements, and trends in the future may differ materially from what is expressed or implied by such forward-looking statements due to a variety of factors, many of which are beyond our control, including, without limitation, those described in greater detail in Evogene's Annual Report on Form 20-F and in other information Evogene files and furnishes with the Israel Securities Authority and the U.S. Securities and Exchange Commission, including those factors under the heading “Risk Factors”.   Except as required by applicable securities laws, we disclaim any obligation or commitment to update any information contained in this presentation or to publicly release the results of any revisions to any statements that may be made to reflect future events or developments or changes in expectations, estimates, projections and assumptions.  The information contained herein does not constitute a prospectus or other offering document, nor does it constitute or form part of any invitation or offer to sell, or any solicitation of any invitation or offer to purchase or subscribe for, any securities of Evogene or the Company, nor shall the information or any part of it or the fact of its distribution form the basis of, or be relied on in connection with, any action, contract, commitment or relating thereto or to the securities of Evogene or the Company.  This presentation contains statistical data that we obtained from industry publications and reports generated by third parties. Although we believe that the publications and reports are reliable, we have not independently verified this statistical data.  The trademarks included herein are the property of the owners thereof and are used for reference purposes only. Such use should not be construed as an endorsement of our products or services.  2

 About Casterra  A leading company supplying an integrated ag-solution, including proprietary castor seed varieties supported by agro-technical know-how and novel mechanical harvesting & dehulling machines, to address global demand for stable castor oil supply.  The integrated ag-solution is aiming to enable high scale commercial cultivation of castor beans.  A fully owned subsidiary of Evogene (Nasdaq: EVGN), utilizing its Computational Predictive Biology (CPB) platform for developing elite castor varieties.   Currently commercially active mainly in Africa and Latin America with strong business partners.  3  Our mission is to provide elite castor seeds to the biobased industries

 The Castor Oil Industrial Market  In recent years, castor oil is the ‘oil of choice’ for many applications in biobased products, lubricants, cosmetics, pharma, electronics, aerospace and other industries.  During the last year, there is a substantial increase in interest in using castor oil as a plant-based source for biofuels; a growing number of energy companies are establishing such activity.  4  *https://www.marketreportsworld.com/global-castor-oil-and-derivatives-market-19862171  The global castor oil & derivatives mechanized market is expected   to reach   $2.06 billion by 2028*CAGR of 4.9%

 Castor Oil Value Chain and Uses  5  Oil  Industrial application derivatives (~85%**)  ‘Cake’*  Fertilizer and nematodes suppressor (~15%**)  Castor grain crusher  * Castor cake is nitrogen-rich organic fertilizer, obtained as a solid residue from the treatment of seeds for castor oil  ** Percentage of value  Castor growth protocol  Mechanical harvest  Superior seed development  Seed production  Full value-chain solution  Bio-fuels  Plant-based source for bio-fuel  Other industries  Lubricants, cosmetics, pharma, electronics & other

 The Challenge  Existing castor seed supply does not meet increasing demand  Global trend towards increased sustainability and decreased use of fusil fuel-based material for industrial applications  Supply is mostly based on traditional cultivation and non-bred seed varieties (wild types - WT) in India   6  Common castor cultivation:  Traditional cultivation  Small-scale farm  Hand-picked  Selective harvest  Common castor WT plant:  Low yield (0.6 MT/Ha.)  Small shrub   Perennial plant

 Our Solution  Casterra has established a unique integrated ag-solution, including proprietary castor seed varieties, supported by agro-technical know-how and a novel mechanical harvesting & dehulling machines, addressing the global increasing demand for stable castor oil supply  7  Current practice  Traditional cultivation,  low yield (0.6 MT/Ha.)  perennial plant   Common castor family size  tall shrub, hand-picked  Modern row-crop cultivation  single-season  Compact plants, high density  high oil bred varieties  adapted to commercial mechanical harvest  2007-2023

Technology Platform & Integrated Ag-Solution

BREEDIRECT – a Technology Platform for Developing Elite Varieties

- Combining deep scientific know-how with Big Data and computational technology, to tailor plant genetics for improved plant traits and develop unique castor varieties.
- A proprietary plant genomic and phenotypic diverse Big-Data, to support the improvement of traits of interest.
- Leveraging Evogene's tech-engines, *GeneRator AI* & *ChemPass AI*, to accelerate a breeding program for developing unique castor seed varieties.

Integrated Ag-Solution for Commercial Cultivation

Elite Seed Varieties

- ✓ Higher yield
- ✓ Concentrated ripening
- ✓ Compact plants
- ✓ Capsule shattering
- ✓ Earliness
- ✓ Higher germination rate

Growth Protocol

- ✓ Herbicide solution
- ✓ Disease control
- ✓ Irrigation & fertilization protocols
- ✓ Crop rotation
- ✓ Rain-fed / Irrigated crop

Mechanical Solutions

- ✓ Mechanical harvesting
- ✓ Dehulling machine









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 Introducing  9  Tech-Engines  Plant genetics  Plant phenotypes  Plant chemistry  Data     Desired traits  Improved yield/ha.  Improved oil content (%)  Compact plants  Early ripening  Product Definition  Genomic data  Phenotypic data  Castor Variety EVF712

 Data – Proprietary Germplasm Collection (~200 accessions)  10  Various geographics origins  Distinct plant phenotypes  Diverse genetic backgrounds

 Computational Genomics   Utilizing advanced AI tech-engines for identifying the most promising genomic compounds, significantly increasing probability of succuss, while directing and accelerating the breeding programs toward the target product and reducing time and cost.  BIG DATA  Genomics  AI  Tech-Engines: When Data Meets Computational Biology

 Casterra’s Advance Breeding Capabilities  12  Large pre-breeding collections  State of the art data collection systems  Fully equipped molecular labs & tissue culture rooms  Field and GH capabilities for seed production   World-class computational genomics  NBT’s pipelines in place   Confidential

Casterra's Product Pipeline

Five-year breeding program

Year 1		Year 2	Year 3-4	Year 5
800 Pre-breeding & breeding	150 E1- Early development	20 R1- Yield trials & growth protocol	10 R2- Pre-commercial test in target area	5 Commercial 5

- **1st generation: EVF-712** — **Compact architecture, adapted to mechanical harvest, uniformity, high germination rate** → **EVF-712**
- **2nd generation: EVF-701 & EVF-716** — **Improved yield, compact architecture, plant type variable** → **EVF-701 EVF-716**
- EVF-110 Gold — Adaptable to mechanical harvest, Concentrated ripening, **Dwarf**, **High female ratio**, High yield → EVF-110G
- EVF -102 Gold — Improved yield, Semi-Dwarf, **Earliness** → EVF-102G
- CST-128 — Improved yield, **earliness, dwarf,** Concentrated ripening, **Uniformity, Drought** → BREEDIRECT
- CST-129 — **Ultra-dwarf**, Concentrated ripening, **Uniformity, Drought tolerance** → BREEDIRECT
- CST-130 — **Ultra-dwarf**, Concentrated ripening, **Uniformity, No Shattering** → BREEDIRECT

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 Castor Varieties – EVF712  14  Average height: 130 cm  Flowering: 40-45 days  Total cycle: 130 days  Oil content: 48% - 50%  Grain yield: ~ 2.5 Ton/Ha  Plant per Ha.: 35,000  Drought tolerance: Medium  Mechanical harvest  * Variety performance is subjected to weather conditions and to precipitation

 Castor Varieties – EVF701  15  Average height: 150 cm  Flowering: 40-45 days  Total cycle: 130 days  Oil content: 48% - 50%  Grain yield: ~ 3.5 Ton/Ha  Plant per Ha.: 35,000  Drought tolerance: High  Mechanical harvest  * Variety performance is subjected to weather conditions and to precipitation

 Castor Varieties – EVF716  16  Average height: 100 cm  Flowering: 35-40 days  Total cycle: 115 days  Oil content: 48% - 50%  Grain yield: ~ 2.5 Ton/Ha  Plant per Ha.: 35,000  Drought tolerance: Low  Mechanical harvest  * Variety performance is subjected to weather conditions and to precipitation

Casterra's Breakthrough Product Pipeline

New opportunities - new target industries

BREEDIRECT | BREEDIRECT | BREEDIRECT

Genomics biotechnolpgies	Pre-breeding and breeding	E1- Early development	R1 Yield trials & growth protocol	R2 Yield trials & growth protocol	Commercial

Elite lines under development optimized for animal feed ('Cake' without ricin)

- No-ricin, high yield, adapted for mechanized cultivation — CST-712NR



Elite lines under development optimized for jet fuel

- SAF-1 high yield, high oil% — CST-712SF1
- SAF-2 high yield, low viscosity — CST-712SF2
- SAF-3 high yield, low viscosity, high saturated oil — CST-712SF3



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Mechanical Harvesting Solution   Proven commercial harvesting   Combining Casterra’s proprietary castor varieties and growth protocols with an advanced harvesting solution  18  Initial results  ~50% yield loss  Commercial harvesting in Brazil  Current results  ~5% yield loss  2017-2021

 Mechanical Dehulling Solution  Higher % of clean grains  Low % of broken grains  High uniformity  Machine is covered by IP application  19  Proven commercial dehulling   A proprietary dehulling machine, built based on the integration of accumulated worldwide knowhow of Casterra’s team and top international engineering experts in seed/grain dehulling

 Business Model  20  Crusher  Grower  + Partner  Revenue sharing with oil producers  Oil/Cake  Seed production   Industrial oil users  Breeding technology & genomics  Seed production  Grower  Crusher  Product   Industrial oil users  Breeding technology & genomics  Seed sales – complete solution   Partner  Seed  Grain  Variety  Oil/Cake  Product  Seed  Grain  Variety

 21  Business Models Execution  Revenue sharing with oil producers  Seed sales – complete solution

 Casterra’s Team  22  Eyal Ronen  CEO  Liat Foigel Wejgman  VP HR  Yaron Eldad  CFO  Ofer Haviv  President  Dr. Michi Brog  Head of Seeds Development  Yinon Plesser  Director of Production & Logistics  David Schvartzman  Product & Market Development Agronomist  Dr. Basia Vinocur  Head of Genomics

 Unique Castor Varieties & Full Value Chain Solution for Castor Oil  23  Casterra is the only company providing unique varieties & a complete value-chain solution for industrialized castor cultivation for a stable castor oil supply  Castor growth protocol  Mechanical harvest  Superior varieties development  Seed production  Proprietary dehulling machine

 Video – Casterra’s Dehulling Machine  25

 Video – Casterra’s Harvesting Header  26